July 21, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

North Bay Resources Inc.
Amendment No.2 to Registration Statement on Form S-1
Filed June 16, 2010
File No. 333-164860

We have reviewed the Commission’s comments to our Registration Statement on Form S-1 filed with the Commission on June 16, 2010.  We have prepared our responses to the Commission’s comments. Our responses follow each of the Commission’s comments set forth below.

General

1.
With regard to the fair values derived for your equity award issuances, we note reference throughout your filing to the valuation model generated by an independent valuation expert. Please tell us how you considered Rule 436 of the Securities Act of 1933. For additional guidance, please refer to question 233.02 of the Compliance and Disclosure Interpretations, which indicates that "The registrant has no requirement to make reference to a third party expert simply because the registrant used or relied on the third party expert's report or valuation or opinion in connection with the preparation of a Securities Act registration statement. The consent requirement in Securities Act Section 7(a) applies only when a report, valuation or opinion of an expert is included or summarized in the registration statement and attributed to the third party and thus becomes "expertised" disclosure." You can find this interpretation at: http://www-sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm. Please file an appropriate written consent from this valuation expert or eliminate all references to the "valuation expert" and assume full responsibility for the applicable valuations disclosed within your filing.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see pages 102, 103, 119, 120, 121, and 122.

Prospectus Cover Page

2.
In response to prior comment 2, you have revised in various places to indicate that there is only one selling stockholder. Please also revise the prospectus cover page, which refers to the resale by "certain individuals and entities."

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see page 2.

3.
We reissue prior comment 3, You have not revised the prospectus cover page to disclose that the shares will be sold at the fixed price of $0.05 until the common stock becomes quoted on the Over-the-Counter Bulletin Board or listed on a securities exchange. You appear to have unnecessarily included, this disclosure on the outside front cover page of your registration statement. Please revise.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see page 2.

Prospectus Summary, Page 4

4.
We note your later discussion of your CEO and Chairman's ownership of 80% of the voting shares of your stock, regardless of the number shares of other outstanding voting stock. Please include this information in the prospectus summary, and disclose in the prospectus summary Mr. Leopold's continuing ability to control the outcome of all corporate matters.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see page 6.

5.
We note the added disclosure regarding your Generative Business Model. In step number 1, you indicate that you will be "acquiring properties." Please clarify that you will be acquiring an interest in the mineral rights or placer rights underlying the property, but generally will not be acquiring the surface rights. Further clarify that you have an annual mineral rights in good standing.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see page 5.

6.
In step number 3 of the Generative Business Model, you state that that "In the case of a joint venture, we retain a percentage of ownership, typically 50%, in the event the partner satisfies all the terms of the contract to completion.'' Please clarify that you have two joint ventures to date, one of which your joint venture partner acquired a 75% interest and you retained a 25% interest, and the other of which your joint venture partner acquired a 50% interest and you retained a 50% interest in the subject property.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see page 5.

7.
In step number 5 of the Generative Business Model, you state that "We believe these work programs enable us to maintain our properties for little or no cost…." Please clarify that the main cost is that you are giving up certain of your mineral or placer rights. For example, clarify that in the case of an option agreement, you will not retain any ownership in the property, but will only retain a net smelter return royalty, typically 2%. Please clarify that in the case of a joint venture, your partner will acquire an interest in the property, and you will retain an interest that ranges from 25% to 50% in the property.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see page 5.

Going Concern, page 6

8.	The first time you mention The PAN Network, please explain that Mr. Leopold is the owner of this private company that is still in operation.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see page 7.

Security Ownership of Certain Beneficial Owners and Management, page 23

9.
Based on revised disclosure about Series I preferred shares and the 80% of voting securities that these shares represent so long as at least one of these shares is outstanding, together with and including common stock then outstanding, the percent of voting securities of Mr. Leopold, not just common stock outstanding, should be disclosed in the table. See Item 403(a) of Regulation S-K.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see page 23.

10.
Please also revise your footnote disclosure to the table to make clear that the Series I preferred shares supersede any other shares that Mr. Leopold may own so that any additional securities that he may own do not increase his 80% voting rights, and are therefore included within the 80%.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see page 23.

Generative Business Model, page 29

11.
We note your response to prior comment 29. Please update your disclosure on the status of the payments made by your joint venture partners towards their required minimum exploration expenditures during the first year of the agreement. In this regard, we note that your agreements with Silver Quest Resources Ltd. and Lincoln Resources Inc. appear to reach their one year mark on October 15, 2010 and August 6, 2010, respectively. Please also disclose the ramifications if these partners do make their required minimum expenditures.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see pages 31 and 32.

Properties, page 31

12.
We note that for the Fawn Property and the Coronation Gold Property covered by your two joint venture agreements, and for all of your other properties, your claims are registered with the Province of British Columbia and for a term of one year, and appear that they can only be extended if certain minimum annual work commitments are made to keep the properties in good standing, or by paying a work commitment fee each year. These required minimum annual work commitments or equivalent work commitment fees, as disclosed, range from $550 per claim to over $12,901 per claim. Please disclose any expenditures that you have made or that your joint venture partners have made in order to meet these minimum work commitments or fees, and the time period when you must make these expenditures or pay the fee in order to maintain each claim.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see pages 31, 32, and 35.

Executive Compensation

Base Salary, page 84

13.
Please specifically tell us how you have addressed prior comment 31. Please explain how an annual salary of $180,000 is designed to align your executive's compensation with the achievement of your short- and long- term business objectives, especially when you have had minimal revenues to date.

RESPONSE:  We do not believe that a company’s revenue growth is necessarily indicative of the work and effort that management may exert in order to operate the business and continue to endeavor to make it successful. Many companies do not generate revenue however, that is not necessarily reflective of the work and effort that management continues to provide in order to operate the business and drive it toward revenue generation. Mr. Leopold’s salary is a function of the Board’s review of his efforts as a CEO and as the sole officer of the Company to execute the Company’s business plan and drive it toward revenue generation and profitability.  The Board believes that Mr. Leopold’s abilities and efforts should be adequately compensated and has therefore set his salary accordingly.

14.	Please disclose if deferred compensation accrues with interest.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see page 85.

Non-Qualified Deferred Compensation, page 85

15.	In the second paragraph, please clarify that the restricted stock bonuses were in addition to, and not in lieu of, the deferred base salary compensation.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see page 85.

Summary Compensation Table, page 86

16.
On page 83, you disclose Mr. Leopold's deferred compensation as $86,021 and $192,861 for 2009 and 2008. As disclosed in the summary compensation table, his base salary of $15,000 per month equals $180,000 per year. Thus, the deferred salary would appear to equal $180,000 per year unless otherwise paid during the year. The narrative disclosure to the summary compensation table should explain what amount of the $180,000 in salary was paid or deferred. In this respect, please also explain how deferred compensation in 2008 was greater than his base salary. All stock compensation appears to be "stock awards" above and beyond base salary, and so these amounts do not appear to be included as deferred compensation. See Item 402(o) of Regulation S-K.

RESPONSE: The total deferred compensation if no payments are made during the year is $216,000, as per the management agreement with The PAN Network for $18,000 per month, which includes Mr. Leopold’s base salary of $15,000 per month.  We have revised our disclosure as requested by the Commission in its comment above. Please see page 84.

Compensation of Directors, page 87

17.
We note your response to prior comment 40 that "[i]n addition to the shares issued to the Company's CEO, shares were issued to directors for services performed ...." Footnote one to the table on page 87 states that the directors did not receive any compensation in their capacities as directors. Please reconcile these two statements.

RESPONSE: In the year ended December 31, 2009, there was no compensation paid to any directors.  The response to prior comment 40 noted above was with regard to all stock issuances to directors, past and present, since inception.  We have revised our disclosure as requested by the Commission in its comment above. Please see page 83.

Financial Statements

Note 3. Summary of Significant Accounting Policies, page 113

Mineral property costs, page 114

18.
We note your reference to the AICPA SEC International Practices Task Force meeting of November 25, 2002 in your response to comment 35 in our letter dated May 5, 2010. Please note the appropriate current guidance is FASB ASC Topic 805-20-55-37, which clarifies that a mineral right, defined as "the legal right to explore, extract, and retain at least a portion of the benefits from mineral deposits," is a tangible asset. Upon capitalization, mineral rights would be subject to impairment testing in accordance with FASB ASC Topics 360-10-35-15 and 930-360-35 (FAS 144 and EITF 04-3). Please modify your accounting policy and all related disclosures to indicate that acquisition costs of mineral rights are capitalized regardless of the determination of economic reserves. As part of your disclosure, please address your impairment assessment of such costs, as applicable.

RESPONSE: After reviewing the definition of mineral rights provided by the staff via ASC Topic 805-20-55-37 we have determined that our mineral claims should not be classified as mineral rights according to GAAP. This determination was made based on our claims not providing the legal right to extract minerals from our claimed properties. Additional permits are required to obtain the right to extract minerals from our claims. Currently our mineral rights only allow samples to be extracted, and the volume of samples is limited by our claims. Due to this limitation we determined it inappropriate to reference our claims as mineral rights without disclosing the limitations of these rights. This determination on the classification of the mineral claims is now outlined under accounting policies within the interim and annual financial statements.  Please see pages 72, 95, and 113.  As well, an additional risk factor disclosing the limitations of our rights was added on page 15.

Note 11. Share Issuance Since June 18.2004 (Inception), page 120

19.
Your response to prior comment 36 indicates you classified your Series G preferred stock as equity because the availability of gold from the Company's inventory is solely within the control of the Company. However, it appears that you may be required to transfer assets (i.e. gold) to settle the preferred stock in certain circumstances. Please confirm that you have concluded the Series G preferred shares fall within the guidance of ASC 718, and tell us how you have considered ASC 718-10-25-11(b) with respect to the holder's ability to elect to receive ounces of gold upon conversion of the Series G preferred shares. If you believe the Series G preferred shares are subject to an accounting model other than ASC 718, please provide us with a full accounting analysis that supports your conclusions.

RESPONSE:

We are only required to issue gold upon conversion of the Series G Preferred Shares if we have gold inventory at the time of conversion. There is no requirement that we obtain gold to settle conversion of the preferred shares if no gold has been produced and placed into inventory prior to conversion. This is described in the Certificate of Designation of the Series G Preferred Shares, “…to convert each share of Series G Preferred Stock into one one-hundredth (1/100) of a troy ounce of Gold (a “Gold Conversion”), subject to the availability of Gold from the Company’s inventory...”

We confirm that the Series G Preferred Shares fall within the guidance of ASC 718. We have evaluated ASC 718-10-25-11(b) in relation to its relevance to the gold conversion feature of the Series G Preferred Shares.

 Per the guidance, “The entity can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets. A cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control (such as an initial public offering) would not meet this condition until it becomes probable that event will occur.”

We determined that this condition was inapplicable to the conversion features of the Series G Preferred Shares. As explicitly stated in the Certificate of Designation of the Series G shares, the circumstances required for the holder to obtain settlement with assets of the company are subject to whether the company holds gold within their inventory. The possibility of settlement of the shares with assets is subject to the contingency of whether we ever obtain gold inventory. This contingency is within our control rather than the holder’s control. Based on our history and having no mining operations to date and no gold within inventory at any time since inception, we determined that the likelihood of this contingency to occur was less than probable without the Company engaging in mining operations at some point in the future.

Engineering Comments

21.	We note your response to prior comment 47. In your filing please include a statement explaining your QA/QC protocols or, if you rely on a joint venture partner, a statement to this effect.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see page 31.

22.
We note your response to prior comment 49. Please clarify if the original sample taken in the field was 0.25 kilograms, or, if the original sample was larger than 0.25 kilograms and "concentrated" to 0.25 kilograms.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see page 36.

Please contact me at 215-237-7896 should you have any additional comments or questions.

Sincerely,

/s/ Perry Leopold

Perry Leopold, Chief Executive Officer
Fax: (215) 661-8959

cc: Via Facsimile (561) 488-7623
Christopher K. Davies, Esq.